Exhibit 3.2

CERTIFICATE OF AMENDMENT
TO THE
SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
SUNSHINE SILVER MINING & REFINING COMPANY

Sunshine Silver Mining & Refining Company (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, pursuant to Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

1. The amendment to the Second Amended and Restated Certificate of Incorporation of the Corporation (as amended, the “Certificate of Incorporation”) set forth herein has been duly adopted in accordance with Sections 242 and 228 of the DGCL.

2. Section 1 of Article 4 of the Certificate of Incorporation is hereby amended in its entirety as follows:

“Authorized Capital Stock. The total number of shares that the Corporation is authorized to issue is one hundred fifty million (150,000,000) shares of Common Stock, par value of $0.001 per share (the “Common Stock”).”

3. Upon the effectiveness of the filing (the “Split Effective Time”) of this Certificate of Amendment to the Certificate of Incorporation (the “Certificate of Amendment”) with the Secretary of State of the State of Delaware, each share of common stock, par value $0.001 per share (the “Old Common Stock”), issued and outstanding immediately prior to the Split Effective Time, shall automatically, without further action on the part of the Corporation or any holder of such Old Common Stock, be reclassified as and become ten (10) validly issued, fully paid and non-assessable shares of Common Stock (the “Stock Split”). The reclassification of the Old Common Stock into Common Stock shall occur at the Split Effective Time, regardless of when and whether the certificates, if any, previously representing such shares of Old Common Stock are physically surrendered to the Corporation in exchange for certificates representing the shares of Common Stock into which they shall have been reclassified pursuant to this paragraph. After the Split Effective Time, any certificates previously representing shares of Old Common Stock will, until such certificates are surrendered to the Corporation, be deemed to represent the whole number of shares of Common Stock into which such shares of Old Common Stock shall have been reclassified pursuant to this Certificate of Amendment. There shall be no fractional shares issued with respect to the reclassification of shares of Old Common Stock. In lieu of fractional shares, the Corporation shall pay to each holder otherwise entitled to receive any such fraction an amount of cash equal to the fair value thereof, as determined in good faith by the Board of Directors. For the avoidance of doubt and notwithstanding any other provision hereof, all of the share numbers and dollar amounts expressed herein have been adjusted to give effect to the Stock Split and shall not be further adjusted as a result of the Stock Split.

4. This Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of the Corporation shall be effective on and as of the date of filing of this Certificate of Amendment with the office of the Secretary of State of the State of Delaware.

[Signature Page Follows]

IN WITNESS WHEREOF, this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on May 11, 2026.

Sunshine Silver Mining & Refining Company
a Delaware corporation

By:	/s/ Heather White
Name: Heather White
Title: Chief Executive Officer